July 16, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

RE:

VistaGen Therapeutics, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 7, 2014

File No. 333-195901

Dear Mr. Riedler:

We thank you for your comment letter dated July 14, 2014 (the “Comment Letter”) addressed to VistaGen Therapeutics, Inc. (the “Company”). The following is in response to the Staff’s inquiries in the Comment Letter regarding Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), filed by the Company on July 7, 2014. The Staff’s comments are included below in bold, and are immediately followed by the Company’s response.

The Company intends to file a pre-effective amendment to the Registration Statement in response to the Staff’s comments, following the Staff’s review of this response (the “Amendment”).

General

1.

We note your disclosure on page 5 indicating that a number of shares of common stock may be issued as part of this offering to satisfy the automatic conversion of the outstanding 2014 Convertible Notes, should the offering result in at least $10 million of gross proceeds. Please tell us whether you seek to register the issuance of shares of common stock underlying the Convertible Notes in connection with this offering. If not, please provide us with the exemption from registration on which you plan to rely for issuance of the shares, and revise your disclosure to clearly indicate that the shares of common stock underlying the notes will not be issued as part of the public offering.

Response

In the event the automatic conversion feature of any 2014 Convertible Note (each, a “2014 Note”) is triggered, holders of those 2014 Notes will receive common stock registered in the public offering contemplated by the Registration Statement (the “Conversion Shares”). In response to the Staff’s comment, the Amendment will provide additional disclosure to clearly indicate that, unless a 2014 Note holder elects to receive cash to satisfy the Company’s obligations under the 2014 Note, all 2014 Notes will automatically convert into Conversion Shares.

2.

It appears that the 2014 Convertible Notes were issued in a private placement conducted in March through July of 2014 in reliance on Section 4(2) of the Securities Act. Please provide your analysis as to why the offering represents a valid private offering under Securities Act Section 4(2) that should not be integrated with the current public offering. In particular, please advise us as to whether, and to what extent, the investors in the private offering were solicited through the registration statement or by some other means that would not foreclose the availability of the Section 4(2) exemption. Please refer to the guidance set forth in Securities Act Release No. 33-8828 and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations. In addition, please tell us the extent to which the company’s current public offering was contemplated by the parties to the Convertible Notes offering and discussed with such investors.

Response.

In reliance on the guidance set forth in Securities Act Release No. 33-8828 (August 3, 2007) (the “Release”) and Compliance and Disclosure Interpretation Question 139.25 (last updated Nov. 16, 2009) (“CD&I No. 139.25”), the Company believes the offering of the 2014 Notes in March through July 2014 (the “2014 Notes Offering”) is a valid private offering under Section 4(2) of the Securities Act of 1933, as amended (“Securities Act”), and, accordingly, should not be integrated with the public offering contemplated by the Registration Statement.

As articulated by the Securities and Exchange Commission in the Release, and confirmed by the Staff in CD&I No. 139.25, “the determination as to whether the filing of [a] registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” The Release at 55. “[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.” Id at 56.

In the case of the 2014 Notes Offering, a single institutional investor, which is currently the Company’s largest investor and has a long-standing relationship with the Company, purchased approximately 50% of the 2014 Notes sold in the 2014 Notes Offering.  The remaining 50% of the 2014 Notes were offered and sold exclusively to a limited select number of accredited investors, over 50% of whom was either an existing stockholder of the Company and/or had a pre-existing relationship with the Company or its Chief Executive Officer.  The remaining accredited investors had either a pre-existing relationship with the Company’s largest institutional investor, certain principals of such institutional investor, or persons familiar with the numerous prior investments in the Company by such institutional investor. Although the Company confidentially considered a public offering of securities while consummating initial sales of 2014 Notes, the Company’s intentions and plan with respect to the public offering were not discussed with potential investors, nor were any representations made with regard to the public offering to induce participation in the 2014 Notes Offering.

The Company has engaged a placement agent to conduct the public offering of new securities contemplated by the Registration Statement. This placement agent was not engaged or otherwise involved in the 2014 Notes Offering, and, to ensure complete separation of the public offering of new securities from the issuance of any Conversion Shares, the placement agent will not be paid a fee in connection with the issuance of any Conversion Shares covered by the Registration Statement. The Amendment will contain additional disclosure to this effect.

As a result of the foregoing, and, most significantly, since the investors in the 2014 Notes Offering became interested in the offering “through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort”, the issuance of the 2014 Notes are exempt under Section 4(a)(2) of the Securities Act and the 2014 Notes Offering should not be integrated into the public offering that is the subject of the Registration Statement.

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-1134.

Very truly yours,

/s/  Daniel W. Rumsey

Daniel W. Rumsey

Managing Partner

Disclosure Law Group

cc:

Shawn K. Singh

Chief Executive Officer and Director

VistaGen Therapeutics, Inc.